

May 7, 2015

Stephen Trundle
President and Chief Executive Officer
Alarm.com Holdings, Inc.
8150 Leesburg Pike
Vienna, VA 22182

      Re: Alarm.com Holdings, Inc.
            Amendment No. 4 to Draft Registration Statement on Form S-1
            Submitted April 23, 2015
            CIK No. 1459200

Dear Mr. Trundle:

      We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management</u>

<u>Board Committees, page 116</u>

1.   You disclose that Mr. McAdam is a general partner at Technology Crossover Ventures and that Mr. Terkowitz is a general partner at ABS Capital Partners. Affiliates of Technology Crossover Ventures beneficially own 42.9% of your common stock, and affiliates of ABS Capital Partners beneficially own 41.6% of your common stock. Please provide us with your analysis in support of the board's determination that Messrs. McAdam and Terkowitz will satisfy the requirements for independence under the NASDAQ Listing Rules and the Commission. In this regard, explain to us how you concluded Messrs. McAdam and Terkowitz are independent for the purposes of Exchange Act Rule 10C-1(b)(1) and Mr. Terkowitz is independent for purposes of Exchange Act Rule 10A-3(b)(1).

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Eric Jensen, Esq.
        Cooley LLP